# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHINA YUCHAI INTERNATIONAL LTD, CIK 0000932695
CUSIP: G21082105
Title of class of securities: Common Stock, par value US$0.10 per share
Address of issuer's principal executive offices: 16 Raffles Quay #26-00, Hong Leong Building, Singapore, Singapore (U0), 048581
Date of event which requires filing of this statement: 10/31/2024
Filed by CIK 0002012986
Persons authorized to receive notices and communications: Corey Zhang, 13F Gloucester Tower, 15 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 000000, (415) 984-8200

## Reporting persons
- Coomber Investments Limited (CIK 0002012986): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- Goldman Industrial Ltd. (CIK 0002013050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- Guangxi Yuchai Machinery Group Co., Ltd. (CIK 0002013049): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- State-Owned Assets Supervision and Administration Commission of the People's Government of Guangxi Zhuang Autonomous Region (CIK 0002013048): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership) (CIK 0002013046): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- Guangxi Industrial Investment and Development Co., Ltd. (CIK 0002013045): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.
- State Owned Assets Supervision and Administration Commission of the People's Government of Yulin City (CIK 0002013044): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,537,160; sole dispositive power 0; shared dispositive power 7,537,160; aggregate amount beneficially owned 7,537,160 (20.1% of the class)
  Comment: Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value US$0.10 per share
Name of issuer: CHINA YUCHAI INTERNATIONAL LTD
Address of issuer's principal executive offices: 16 Raffles Quay #26-00, Hong Leong Building, Singapore, Singapore (U0), 048581

## Item 2. Identity and Background
Name of person filing: Coomber Investments Limited
Residence or business address: 11th Floor, Tern Centre, Tower II, 251 Queen's Road Central, Hong Kong, China
Present principal occupation or employment: The principal occupation of the Reporting Persons is engaging in the business of making investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Person is a Chinese company or a British Virgin Islands company, as set forth for each on the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
At various times after that date but prior to the 60th day preceding the date of this report, Coomber acquired a total of 101,819 Common Shares in open market purchases. These purchases were funded using Coomber's general working capital.

Within the 60 days preceding the date of this report, Coomber acquired no additional shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this Schedule 13D (Amendment No. 15) is to report (a) Coomber's acquisition of additional Common Shares and (b) a change in its equity interest in CYI due to CYI's share buyback from June 7, 2024 to October 31, 2024.

Coomber acquired its positions in the Common Shares for investment purposes. Coomber acquired the Common Shares from the Issuer and from market participants through open-market purchases (101,819 Common Shares) conducted from March 1, 2024 to May 29, 2024, as described in Item 3(a).

In addition, the Issuer on June 7, 2024 adopted a share buyback plan, of up to US$40 million in dollar amount or 4 million in number, whichever occurs earlier. As of the end of market trading on October 31, 2024, the Issuer repurchased a total of 3,339,968 shares for a total amount of approximately US$39.8 million. The share buyback plan has been terminated on October 31, 2024.

Mr. Li Hanyang, who is an officer and director of certain of the Reporting Persons, also serves as a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, in his capacity as a director of the Issuer, he may be entitled to receive cash fees for attendance at meetings of the Issuer's Board of Directors.

The Reporting Persons may, from time to time, acquire additional Common Shares or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, or may distribute the Common Shares held by the Reporting Persons to its shareholders. Any actions the Reporting Persons might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors' need for liquidity, and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of January 5, 2025, Coomber held 7,537,160 Common Shares, representing approximately 20.1% of the Issuer's outstanding Common Shares.

Ownership and voting percentages are based upon 40,858,290 of the Issuer's Common Shares outstanding as of December 31, 2023, as set forth in the Issuer's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2024 (the "Annual Report"), deducting 3,339,968 of the Issuer's Common Shares repurchased as of October 31, 2024 as set forth in the Issuer's Form 6-K, filed with the United States Securities and Exchange Commission on October 31, 2024.

See Rows 11 and 13 of the cover page, which information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7, 8, 9, and 10 of the cover page, which information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: See Item 3 above, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The ownership in GY Group is as follows: Guangxi SASAC, 86.91%, Yulin SASAC, 1.31%, Beitou Heying, 6.54% and Guangxi ID, 5.24%.

All of the Reporting Persons are party to that certain Joint Filing Agreement further described in response to Item 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, by and between the Reporting Persons

Joint Filing Agreement, by and between the Reporting Persons:
https://www.sec.gov/Archives/edgar/data/2013050/000149315224008282/ex99-1.htm

## Signatures
- Coomber Investments Limited: /s/ Ling Guangjian, Ling Guangjian/Director (02/24/2025)
- Goldman Industrial Ltd.: /s/ Ling Guangjian, Ling Guangjian/Director (02/24/2025)
- Guangxi Yuchai Machinery Group Co., Ltd.: /s/ Li Hanyang, Li Hanyang/Chairman (02/24/2025)
- State-Owned Assets Supervision and Administration Commission of the People's Government of Guangxi Zhuang Autonomous Region: /s/ You Lili, You Lili/Director (02/24/2025)
- Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership): /s/ Wei Tao, Wei Tao/Representative of the Managing Partner (02/24/2025)
- Guangxi Industrial Investment and Development Co., Ltd.: /s/ Zhang Xinlin, Zhang Xinlin/Chairman (02/24/2025)
- State Owned Assets Supervision and Administration Commission of the People's Government of Yulin City: /s/ Luo Chang, Luo Chang/Director (02/24/2025)